                                 NAM CORPORATION
                                  Exhibit 11.1

        STATEMENT RE: COMPUTATION OF NET (LOSS) INCOME PER COMMON SHARE

                                                           Year Ended
                                                            June 30
                                                  1997                 1996
                                                  ----                 ----
Net (Loss) Income                               (637,557)             135,599

Weighted average common shares
  outstanding (1)                              2,762,348            1,806,531

Common stock equivalents due to
  contingently issuable shares (1)(2)                --               140,973

Total weighted average common shares
  and equivalents outstanding (1)              2,762,348            1,947,504

Earnings per common and common share
   equivalents                                     (0.23)                0.07

Total weighted average common shares
  and equivalents outstanding (1)              2,762,348            1,947,504

Additional dilutive shares                          --                   --

Total shares for fully dilutive
  earnings per share (1)                       2,762,348            1,947,504

Fully diluted earnings per common
  and common share equivalents                     (0.23)                0.07


(1) Share amounts have been restated to reflect the 1 for 2 reverse stock split and 14.436% stock dividend in March 1996.

(2) There were 72,505 contingently issuable shares for the year ended June 30, 1997. However, they are not common stock equivalents for the above computation as they would be anti-dilutive.


                                      E-1